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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 15)*

FAO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30240S600

(CUSIP Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
(310) 556-2721

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

4/23/03

(Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30240S600	SCHEDULE 13D	PAGE 2 OF 13 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RICHARD A. KAYNE - ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A U.S. CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		4,246,189
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		5,891,626
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		4,246,189

	10	SHARED DISPOSITIVE POWER

		5,891,626

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,137,815

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

68.8%

12	TYPE OF REPORTING PERSON

IN

CUSIP NO. 30240S600	SCHEDULE 13D	PAGE 3 OF 13 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

KAYNE ANDERSON CAPITAL ADVISORS, L.P. - 95-4486379

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A CALIFORNIA LIMITED PARTNERSHIP

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		5,891,626
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		5,891,626

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,891,626

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

55.8%

12	TYPE OF REPORTING PERSON

IA

CUSIP NO. 30240S600	SCHEDULE 13D	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ARBCO ASSOCIATES, L.P. - 95-3214739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A CALIFORNIA LIMITED PARTNERSHIP

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		1,494,408
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		1,494,408

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,494,408

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.1%

12	TYPE OF REPORTING PERSON

PN

CUSIP NO. 30240S600	SCHEDULE 13D	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

KAYNE ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A CALIFORNIA LIMITED PARTNERSHIP

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		463,054
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		463,054

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

463,054

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.5%

12	TYPE OF REPORTING PERSON

PN

CUSIP NO. 30240S600	SCHEDULE 13D	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P. - 95-4111006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A CALIFORNIA LIMITED PARTNERSHIP

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		1,303,341
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		1,303,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,303,341

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.6%

12	TYPE OF REPORTING PERSON

PN

CUSIP NO. 30240S600	SCHEDULE 13D	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P. - 95-4774040

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A CALIFORNIA LIMITED PARTNERSHIP

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		341,398
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		341,398

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

341,398

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.2%

12	TYPE OF REPORTING PERSON

PN

CUSIP NO. 30240S600	SCHEDULE 13D	PAGE 8 OF 13 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WOODACRES LLC - 71-0942962

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A CALIFORNIA LIMITED PARTNERSHIP

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		2,066,667
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		2,066,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,066,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

28.7%

12	TYPE OF REPORTING PERSON

PN

United States
Securities and Exchange Commission

Schedule 13D
Amendment No. 15

*********************

Item 1.      Security and Issuer

Common Stock, $0.001 par value.

FAO, Inc.
2520 Renaissance Boulevard
King of Prussia, PA 19406

Item 2.       Identity and Background

The Reporting Persons include Kayne Anderson Capital Advisors, L.P. Richard A. Kayne and the investment partnerships and limited liability company identified in the next paragraph.

a.	Kayne Anderson Capital Advisors, L.P.

Kayne Anderson Capital Advisors, L.P. (“KACALP”), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment partnerships, including the following Reporting Persons: Arbco Associates, L.P.; Kayne Anderson Non-Traditional Investments, L.P.; Kayne Anderson Diversified Capital Partners, L.P.; and Kayne Anderson Capital Income Partners (QP), L.P., each of which is a California limited partnership. KACALP also serves as sole manager of another Reporting Person: Woodacres LLC, a Delaware limited liability company. KACALP also serves as investment adviser to separate account clients, some of which hold the issuer’s Common Stock.

Kayne Anderson Investment Management, Inc. (“KAIM”), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. (“KA Holdings”), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of the Reporting Persons, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

b.	Richard A. Kayne

Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (“KARIM”), and President and Director of KA Associates, Inc., a Nevada corporation (“KAA”). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

Mr. Kayne is a Director of FAO, Inc.

c.	None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

\

d.	The following additional persons are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is, unless noted otherwise, 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

John E. Anderson	Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is Director of KAIM and KA Holdings.

Howard M. Zelikow	Vice President and Director of KAIM Director of FAO, Inc.

Robert V. Sinnott	Vice President of KAIM

Ralph C. Walter	Chief Operating Officer and Treasurer of KAIM and KA Holdings.

David J. Shladovsky	General Counsel and Secretary of KAIM and KA Holdings.

d.	By virtue of the voting agreement described in Item 6, the Reporting Persons, together with Fred Kayne and Hancock may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except for such voting agreement, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with either Fred Kayne or Hancock. Neither the making or contents of this filing constitutes an admission by the Reporting Persons that a group exists, and the existence of any such group is expressly disclaimed. The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Fred Kayne or Hancock, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer’s securities.

Item 3.       Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 13,000 shares of the Issuer’s Class I Convertible Preferred Stock convertible into 8,666,667 shares of Common Stock in a private transaction on April 23, 2003 in connection with the Issuer’s emergence from bankruptcy. In addition, Mr. Kayne received debt securities (the “Convertible Notes”) convertible into 818,071 shares of common stock and Class J Convertible Preferred Stock convertible into 55,388 shares of common stock, both in compromise of a debt claim he held against the Issuer in connection with the Issuer’s bankruptcy. In addition, the Reporting Persons (other than Woodacres LLC) received warrants exercisable at $1.95 per share to purchase an additional 30,805 shares of the Common Stock and had warrants to purchase 33,274 shares of the Common Stock repriced to an exercise price of $1.95, in each case, in compromise of claims through the bankruptcy of the Issuer. All of the options and warrants (other than those repriced as noted above) with respect to the Issuer previously held by the Reporting Persons were cancelled as part of the bankruptcy. The remainder of the Reporting Persons’ beneficial ownership of the Common Stock is attributable to common stock held prior to the bankruptcy that survived the bankruptcy. Immediately upon its emergence from bankruptcy, the Issuer conducted a 1:15 reverse stock split of the Common Stock, and the foregoing share numbers reflect such reverse split.

Item 4.       Purpose of Transaction

Each Reporting Person currently intends to hold all of the acquired securities for investment purposes.

Item 5.       Interest in Securities of the Issuer

a.          Mr. Kayne beneficially owns 10,137,815 shares of the Common Stock, or approximately 68.8% of the outstanding Common Stock. Of those shares, KACALP, as general partner or manager of investment funds, beneficially owns 5,891,626 shares of the Common Stock, or approximately 55.8% of the outstanding Common Stock. Assuming all of the Company’s outstanding Series I Convertible Preferred Stock (which votes with the Common Stock) was converted to Common Stock (and assuming other convertible securities were not converted), these percentages would drop to 38.9% and 23.4%, respectively.

b.          Subject to the Stockholders Agreement described in Item 6 (the “Stockholders Agreement”), (i) Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 4,246,189 shares of the Common Stock, and (ii) Mr. Kayne and KACALP have the shared power to vote and dispose, or direct the disposition, of 10,137,815 shares of the Common Stock.

The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as general partner or manager. These include, but are not limited to, Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P., Kayne Anderson Capital Income Partners (QP), L.P. and Woodacres LLC, each of which is a Reporting Person.

KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships (and member interest in Woodacres LLC) and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c.          The following transactions in the Common Stock beneficially owned by the Reporting Persons were effected in the last 60 days:

		Common Stock	Stock
Date	Type	# of shares	Price	Where/how transaction effected

4/23/03	Class I	8,666,667	$1.50	From Issuer (1)
4/23/03	Convertible Notes	818,071	$1.95	From Issuer (2)
4/23/03	Warrants	30,805	$1.95	From Issuer (3)
4/23/03	Repriced Warrants	33,274	$1.95	From Issuer (3)
4/23/03	Class J	55,388	$1.95	From Issuer (4)

(1)	Issuable upon conversion of Class I Preferred. The Reporting Persons expressly disclaim any beneficial ownership in any of the Class I Convertible Preferred (or Common Stock into which such preferred stock is convertible) owned by Fred Kayne or Hancock.

(2)	Issuable upon conversion of Convertible Notes. The Reporting Persons expressly disclaim any beneficial ownership in any of the Convertible Notes (or the Common Stock into which such notes are convertible) owned by Fred Kayne or Hancock.

(3)	Issuable upon exercise of Warrants. The Reporting Persons expressly disclaim any beneficial ownership in any of the Warrants (or the Common Stock for which such warrants are exercisable) owned by Fred Kayne.

(4)	Issuable upon conversion of Class J Preferred. The Reporting Persons expressly disclaim any beneficial ownership in any of the Class J Preferred (or Common Stock into which such preferred stock is convertible) owned by Fred Kayne.

d. Not applicable

e. Not applicable

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, the Reporting Persons may be deemed to beneficially own an additional (i) 2,666,667 shares beneficially owned by Hancock and (ii) 4,978,505 shares beneficially owned or controlled by Fred Kayne. The information with respect to the beneficial ownership by Hancock and Fred Kayne is based on information supplied by, or on behalf of, Hancock and Fred Kayne, and neither Mr. Kayne nor KACALP makes any representation or guarantee as to the completeness or accuracy of this information.

The Reporting Persons expressly disclaim any beneficial ownership in any Common Stock held or controlled by Hancock or Fred Kayne notwithstanding the stockholders agreement among Mr. Kayne, Hancock and Fred Kayne with respect to voting rights as described in Item 6.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Kayne is a director of the Issuer and is the brother of Fred Kayne. Fred Kayne beneficially owns, directly or indirectly, a substantial portion of the Issuer’s Common Stock.

The Reporting Persons have agreed in a stockholders agreement among themselves, Fred Kayne and Hancock in connection with Hancock’s purchase of the Issuer’s securities that they will vote all securities of the Issuer that are entitled to vote thereon in favor of the election of one director designated by Hancock until Hancock holds less than 3,000 shares of Series I Convertible Preferred Stock of the Issuer (or the equivalent in such securities and Common Stock). Mr. Kayne and KACALP have also agreed not to convert their Convertible Notes prior to January 11, 2004.

Item 7.           Material to Be Filed as Exhibits.

Exhibit I	Joint Filing Agreement among Richard A. Kayne, Kayne Anderson Capital Advisors, L.P., Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P., Kayne Anderson Capital Income Partners (QP), L.P. and Woodacres LLC.

99.1	Stockholders Agreement, dated April 22, 2003, among Hancock, Kayne Anderson Investment Management and Fred Kayne.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2003 Date

/S/ Richard A. Kayne Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

	By:	/S/ David J. Shladovsky

David J. Shladovsky, Secretary

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/S/ Richard A. Kayne

Richard A. Kayne

/S/ David J. Shladovsky

Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Arbco Associates, L.P., by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Kayne Anderson Non-Traditional Investments, L.P., by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Kayne Anderson Diversified Capital Partners, L.P., by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Kayne Anderson Capital Income Partners (QP), L.P., by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Woodacres LLC, by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner